Exhibit 99.1

[GRAPHIC OMITTED}
CONCHA Y TORO

Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel: (56-2) 476-5026
Email: vcoir@conchaytoro.cl

www.conchaytoro.com


                                                           For Immediate Release
                                                          NOTICE TO SHAREHOLDERS

                          VINA CONCHA Y TORO ANNOUNCES
                             CHANGE IN THE ADS RATIO


Santiago, Chile, September 21, 2005. - Vina Concha y Toro S.A. (NYSE: VCO) wishes to inform its stockholders that at the Board of Director's Meeting held on July 28, 2005 it was decided to change the ADS ratio from one (1) ADS representing fifty (50) ordinary shares to one (1) ADS representing twenty (20) ordinary shares. Consequently, the Company has initiated the process to change the ratio.

This initiative seeks to increase liquidity in the transaction of the ADS of Vina Concha y Toro on the New York Stock Exchange.

In the United States market (NYSE), where currently one (1) ADS represents fifty
(50) ordinary shares, the ADS shall be split by way of a 150% distribution. Investors will be receiving 2.5 new ADS for each ADS held on the record date. As a result, each ADS shall represent twenty (20) ordinary shares.

In Chile the number of Company ordinary shares outstanding does not change and they total 719,170,735.

Once determined, the Company will promptly communicate the record date and the effective date for the ratio change.


For more information please contact:
Blanca Bustamante
Head of Investor Relations
Tel. 56-2-476 5026